September 25, 2020

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated March 29, 2010 regarding the sale of an indefinite number of Class J and Class I shares of the Jensen Quality Value Fund, our opinion dated January 14, 2020 regarding the sale of an indefinite number of Class Y shares of the Jensen Quality Value Fund, and our opinion dated April 14, 2020 regarding the sale of an indefinite number of Class J, Class I and Class Y shares of the Jensen Global Quality Growth Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

22892273.1